QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

         Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GENERAL MOTORS CORPORATION (Name of Issuer)
COMMON STOCK CLASS H (Title of Class of Securities)
370442956 (CUSIP Number)
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

        /x/      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        / /      Rule 13d-1(c)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370442956

SCHEDULE 13G

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
U.S. Trust Company, National Association ID# 95-4311476
as Trustee for General Motors Special Hourly Employees
Pension Trust/General Motors/Hughes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	/ /
		(b)	/ /
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION 515 S. Flower St. #2800 Los Angeles, CA 90071
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER None
		6	SHARED VOTING POWER 181,500,000
		7	SOLE DISPOSITIVE POWER None
		8	SHARED DISPOSITIVE POWER 181,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) E.P.

ITEM 1.

(A)	NAME OF ISSUER:
General Motors Corporation
(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
300 Renaissance Center Detroit, MI 48625-3000

ITEM 2.

(A)	NAME OF PERSON FILING:
U.S. Trust Company, National Association
(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE
515 S. Flower St. #2800 Los Angeles, California 90071
(C)	CITIZENSHIP:
California USA
(D)	TITLE OF CLASS OF SECURITIES:
Common Class H
(E)	CUSIP NUMBER:

ITEM 3.

        IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	/ /	Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	/x/	An employee benefit plan, or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.    OWNERSHIP

(a)	Amount beneficially owned: 181,500,000
(b)	Percent of class: 20.6%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 181,500,000
	(iii)	Sole power to dispose or direct the disposition of -0-
	(iv)	Shared power to dispose or direct the disposition of 181,500,000

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    / /.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
                  THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

ITEM 10.    CERTIFICATION.

        (a)  The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        (b)  The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/31/02 Date
/s/ ANTHONY FABIAN Signature
Anthony Fabian, SVP Name/Title

QuickLinks

SCHEDULE 13G
SIGNATURE